UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2018

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	Proposed sale of the SUSE Business, dated 02 July 2018

2 July 2018

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO, OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

Micro Focus International plc

Proposed sale of the SUSE Business for $2.535 billion

Micro Focus International plc ("the Company" or "Micro Focus", LSE: MCRO.L, NYSE: MFGP), the global infrastructure software business, is pleased to announce that it has agreed definitive terms to sell its SUSE business segment (the "SUSE Business") to Blitz 18-679 GmbH (the "Purchaser"), a newly incorporated indirectly wholly-owned subsidiary of EQTVIII SCSp ("EQT") which is advised by EQT Partners, for a total cash consideration of $2.535 billion (the "Disposal Consideration") (the "Transaction") on a cash and debt free basis and subject to normalisation of working capital.

Transaction highlights

●        Micro Focus International plc announces that it has agreed definitive terms for the sale of the SUSE Business for a total cash consideration of $2.535 billion, on a cash and debt free basis and subject to normalisation of working capital.

●        The SUSE Business, a pioneer in Open Source software, develops, markets and supports an enterprise grade Linux operating system, Open Source software-defined infrastructure and application delivery solutions that give enterprises greater control and flexibility over their IT systems.

●        Micro Focus believes the Disposal Consideration represents a highly attractive enterprise valuation for the SUSE Business at approximately 7.9x revenue and 26.7x Adjusted Operating Profit of the SUSE Business for the twelve months ended 31 October 2017.

●        Micro Focus believes EQT provides a strong long term investor for the SUSE Business and allows Micro Focus to continue to focus upon its longstanding and consistent strategy of delivering value to customers and shareholders through effective management of infrastructure software assets in an increasingly consolidating sector.

●       The net proceeds will be used in part to pay any tax arising from the Transaction and to repay a proportion of the existing Micro Focus Group debt. The remainder of the net proceeds will be used for general corporate purposes and/or returned to Shareholders through whatever mechanism the Board may in its discretion determine at the relevant time.

●       Completion of the Transaction is currently expected in the first quarter of Calendar Year 2019.

Kevin Loosemore, Executive Chairman of Micro Focus, commented:

"Micro Focus started working with the SUSE Business in November 2014, following our acquisition of The Attachmate Group.  At the time of the acquisition, the SUSE Business represented just over a fifth of the revenues of The Attachmate Group, which we acquired for $2.35 billion.  It was clear from the outset that the SUSE Business was an outstanding business with great people, great customers and fantastic products in a vibrant and dynamic market.  In the three and a half years since that time we have invested significantly in the SUSE Business. Executing as a separate product portfolio has enabled Nils Brauckmann, CEO SUSE, and the team to deliver against the SUSE Business growth charter and enabled the SUSE Business to become a market leader in enterprise-grade, open source software-defined infrastructure and application delivery solutions to the benefit of customers and partners.

We are therefore delighted that this investment has generated substantial Shareholder value and provided further vindication of our portfolio approach to software management.

The Transaction delivers compelling value for Micro Focus and provides the SUSE Business with a strong, long-term investor to support it in its next phase of growth.

We will evaluate how best to deploy the net proceeds of the Transaction for the benefit of Shareholders over the coming months."

As previously announced, Micro Focus will issue its interim results for the six months ended 30 April 2018 on Wednesday 11 July 2018. The interim results analyst presentation will be webcast live and the recording will be posted on the Micro Focus website, https://investors.microfocus.com/.

Due to the value of the Transaction relative to the market capitalisation of Micro Focus, the Transaction is classified as a Class 1 transaction pursuant to the Listing Rules. As a result, Shareholder approval is required.

A circular containing further details of the Transaction and containing a notice convening a general meeting will be sent to Shareholders as soon as practicable which is currently anticipated to be by the end of July 2018. This preceding summary should be read in co njunction with the full text of the following announcement and its appendices, together with the circular.

Enquiries:

Micro Focus	Tel: +44 (0) 1635 32646
Kevin Loosemore, Executive Chairman Stephen Murdoch, Chief Executive Officer Chris Kennedy, Chief Financial Officer Tim Brill, IR Director
Numis (Sponsor, Financial Adviser and Corporate Broker)	Tel: +44 (0) 20 7260 1000
Alex Ham Simon Willis
SCA (Financial Adviser)	Tel: +44 (0) 20 3709 9501
Glyn Lloyd
Powerscourt	Tel: +44 (0)20 7250 1446
Elly Williamson Celine MacDougall
Notes to Editors:

1.   About Micro Focus

Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000. Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com. SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, Software Defined Infrastructure and Application Delivery platforms that give customers greater control and flexibility while reducing cost. For more information, visit: www.suse.com.

IMPORTANT NOTICE

This announcement has been issued by and is the sole responsibility of Micro Focus. The information contained in this announcement is for background purposes only and does not purport to be full or complete. The information in this announcement is subject to change.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities pursuant to this announcement or otherwise.

This announcement has been prepared in accordance with English law, the EU Market Abuse Regulation and the Disclosure Guidance and Transparency Rules of the UKLA and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

The release, publication or distribution of this announcement in, into or from jurisdictions outside the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Notice to all investors

Numis Securities Limited ("Numis"), which is authorised in the United Kingdom under the Financial Services and Markets Act 2000 (as amended) and which is regulated by the Financial Conduct Authority, is acting as sole sponsor, corporate broker and financial adviser in connection with the Transaction. Numis is acting exclusively for Micro Focus in connection with the Transaction and for no-one else and will not be responsible to anyone other than Micro Focus for providing the protections afforded to the clients of Numis nor for providing any advice in relation to the Transaction or the contents of this announcement or any transaction, arrangement or matter referred to herein. To the fullest extent permitted by law, neither Numis nor any of its connected persons owe any duty to the recipient whether in contract, in tort (including negligence), under statute or otherwise with respect to or in connection with the recipient's use of this announcement.

No person has been authorised to give any information or make any representations to Shareholders with respect to the Transaction other than the information contained in this announcement and, if given or made, such information or representations must not be relied upon as having been authorised by or on behalf of Micro Focus or the Directors or by Numis or any other person involved in the Transaction. None of the above take any responsibility or liability for, and can provide no assurance as to the reliability of, other information that you may be given. Subject to the Listing Rules, the Prospectus Rules, the Market Abuse Regulation and the Disclosure Guidance and Transparency Rules, neither the delivery of this announcement nor holding the general meeting relating to the Transaction shall, under any circumstances, create any implication that there has been no change in the affairs of Micro Focus or the SUSE Business since the date of this announcement or that the information in this announcement is correct as at any time subsequent to its date.

The contents of this announcement are not to be construed as legal, business or tax advice. Each Shareholder should consult its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice respectively.

Caution concerning forward-looking statements

Information set forth in this announcement (including information incorporated by reference in this announcement), oral statements made regarding the Transaction, and other information published by Micro Focus or the SUSE Business may contain certain statements about Micro Focus and the SUSE Business that constitute or are deemed to constitute "forward-looking statements" (including within the meaning of the US Private Securities Litigation Reform Act of 1995). The forward-looking statements contained in this announcement may include, but are not limited to, statements about the expected effects on Micro Focus and the SUSE Business of the Transaction, the anticipated timing and benefits of the Transaction, Micro Focus' and the SUSE Business' anticipated standalone or combined financial results and outlooks and all other statements in this announcement other than historical facts. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "intends", "will", "likely", "may", "anticipates", "estimates", "projects", "should", "would", "expect", "positioned", "strategy", "future" or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Micro Focus or the SUSE Business (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. As such, forward-looking statements should be construed in light of such factors. Neither Micro Focus nor the SUSE Business, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur or that if any of the events occur, that the effect on the operations or financial condition of Micro Focus or the SUSE Business will be as expressed or implied in such forward-looking statements. Forward-looking statements contained in this announcement based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. In addition, these statements are based on a number of assumptions that are subject to change.

Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Risks, uncertainties and assumptions include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to Completion and actions related thereto; Micro Focus' and the Purchaser's ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain Shareholder or regulatory approvals; general business and economic conditions globally, industry trends, competition, changes in government and changes in regulation and policy; changes in Micro Focus' business strategy; political and economic uncertainty; future capital expenditures, expenses, revenues, earnings, operational efficiencies, economic performance, indebtedness, financial condition, losses and future prospects of Micro Focus; business and management strategies and the expansion and growth of the operations of Micro Focus; the risk that disruptions from the Transaction will impact Micro Focus' business, as well as other factors as may be identified in the circular to be published in relation to the Transaction. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

Forward-looking statements included herein are made as of the date hereof. Subject to any requirement under applicable law (including as may be required by the Market Abuse Regulation, the Prospectus Rules, the Listing Rules and the Disclosure Guidance and Transparency Rules, as applicable), Micro Focus is not under any obligation to update or revise any forward-looking statements, whether as a result of new information, future/subsequent events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.

Neither the content of the Micro Focus website nor any other website accessible via hyperlinks on such website, is incorporated into, or forms part of, this announcement.

Proposed sale of the SUSE Business for $2.535 billion

1.   INTRODUCTION

Micro Focus, the global infrastructure software business, today announces that it has reached a definitive agreement for the sale of the SUSE Business to the Purchaser, a newly incorporated indirectly wholly-owned subsidiary of EQTVIII SCSp, for a total consideration of $2.535 billion payable in cash on Completion, subject to customary completion accounts adjustments based on the amount of debt, cash and working capital in the SUSE Group, in each case as at Completion.

Prior to Completion, the SUSE Business will be separated from the Continuing Group pursuant to the terms of the Transaction Agreement and an agreed separation plan. This is expected to take up to approximately six to nine months from signing of the Transaction.

Due to the value of the Transaction relative to the market capitalisation of Micro Focus, the Transaction is classified as a Class 1 transaction pursuant to the Listing Rules. As a result, Shareholder approval is required.

A circular containing further details of the Transaction and containing the notice convening a general meeting, will be sent to Shareholders as soon as practicable, currently anticipate to be by the end of July 2018. Completion is expected to occur in the first quarter of 2019.

2.   BACKGROUND TO AND REASONS FOR THE TRANSACTION

The SUSE Business was acquired by Micro Focus in November 2014 as part of the Attachmate acquisition which was announced in September 2014 at an enterprise value of $2.35 billion. The SUSE Business generated approximately 21 per cent. of Attachmate's revenues in the 12 months ended 30 April 2014.

Micro Focus management were quick to recognise that the SUSE Business, together with the Linux market and Open Source community, had distinct and attractive characteristics which merited the business being managed separately and differently from the remainder of the Micro Focus Group. Micro Focus announced in April 2015 that with effect from 1 May 2015 there was to be a dedicated focus on the SUSE product portfolio, including increased investment in headcount dedicated to development, customer care and sales and marketing, in order for Micro Focus to capitalise on the growth potential of these products and be responsive to the Open Source community and heritage of the SUSE Business.  The SUSE Business has been a distinct reporting segment of Micro Focus since 1 May 2015, and this has remained the case following completion of the HPE Merger in September 2017.

The Board has kept its strategic options for the SUSE Business under periodic review. In framing such review, the Board has consistently considered whether the Micro Focus share price fails to reflect adequately the likely standalone value of the SUSE Business and whether Micro Focus' ownership constrains or is likely to constrain the SUSE Business' growth and development, both organic and inorganic. The Board has not been of the view that either of these limitations has generally applied. The Board has also been cognisant of the fact that the separate and distinct positioning of the SUSE Business within the Micro Focus Group would likely indicate to potential strategic acquirers of the SUSE Business that Micro Focus would consider a divestment of the SUSE Business on appropriate terms.

Most recently, following completion of the HPE Merger a review was undertaken by Micro Focus management of the practicality of separating the SUSE Business and achieving a separate listing of the SUSE Business by way of demerger.  The result of this assessment envisaged a process that would result in a demerger during 2019 at the earliest.  The Board decided in early 2018 that whilst the demerger route held certain attractions for the SUSE Business, it was not conclusive that this route would create compelling value for Shareholders and that due to other priorities in the Micro Focus Group, it was not the time to initiate such a process.

On 19 March 2018, Micro Focus announced a trading update together with management changes which resulted in a dramatic fall in value of the Micro Focus share price.  Following this announcement, a number of financial sponsors contacted Micro Focus enquiring about a potential sale of the SUSE Business. Thereafter, three of the sponsors submitted unsolicited proposals for the acquisition of the business based upon publicly available information with an enterprise value ranging up to $2.5 billion. These proposals were assessed and considered by the Board and its advisors. At the beginning of May 2018, Micro Focus management met with EQT, who had provided the highest proposal together with a strategy for the business which aligned very closely with Micro Focus' assessment of the SUSE Business' strategic imperatives, including the need for significant further investment in product development and go-to-market strategy. In the meeting further details were provided and EQT were informed that if they were in a position to sign a definitive agreement for the Separation and sale of the SUSE Business by the end of June 2018, then Micro Focus would transact with them without running a wider sale process.

The Board believes that the Transaction provides certainty over the crystallisation of the value of the SUSE Business without the longer timeframe and risk associated with an IPO/demerger process. The Directors believe that EQT provides a strong long term investor for the business and allows Micro Focus to continue to focus upon its longstanding and consistent strategy, first set out in 2011, of managing, optimising and consolidating mature infrastructure software businesses.

3.   PRINCIPAL TERMS OF THE TRANSACTION

Under the terms of the Transaction Agreement between Micro Focus, the Sellers and the Purchaser, the Purchaser will acquire the Transferring Companies for a total consideration of $2.535 billion, payable in cash on Completion, subject to customary completion accounts adjustments based on the amount of debt, cash and working capital in the SUSE Group, in each case at Completion.

The Transaction Agreement contains certain warranties and indemnities given by the Purchaser which are customary for a transaction of this nature.

The Transaction is subject to the satisfaction of a number of conditions, including, amongst other things, the implementation of the Separation pursuant to an agreed separation plan, Shareholder approval and applicable antitrust, competition, merger control and governmental clearances having been obtained.

A break fee of €5 million is payable to the Purchaser in certain circumstances, including if the Transaction Agreement is terminated by the Purchaser as a result of Micro Focus entering into negotiations with a competing purchaser. In addition, in the event that following such termination Micro Focus subsequently enters into a definitive agreement for the sale of the SUSE Business with another party by 31 December 2018 then the break fee payable in total increases to $50 million.

The Transaction Agreement sets out the agreement between Micro Focus and the Purchaser regarding the principal transactions to effect the Separation. The Separation shall be implemented pursuant to the terms of an agreed separation plan.

Micro Focus and the Purchaser will also enter into the Transitional Services Agreement at Completion which will set out the terms and conditions under which Micro Focus will provide various services (such as IT services) to the Purchaser after Completion on a transitional basis in connection with the Separation.

The enterprise value for the SUSE Business of approximately US$2.535 billion represents an effective multiple of 7.9x revenue and 26.7x Adjusted Operating Profit of the SUSE Business for the twelve months ended 31 October 2017.

Further details of the Transaction Agreement and Transitional Services Agreement will be set out in the circular to be sent to Shareholders.

4.   INFORMATION ON THE SUSE BUSINESS

The SUSE Business, a pioneer in Open Source software, develops, markets and supports an enterprise grade Linux operating system, Open Source software-defined infrastructure and application delivery solutions that give enterprises greater control and flexibility over their IT systems. These solutions (and associated support services) are the result of the SUSE Business' investment over more than 25 years in building a culture of engineering excellence, exceptional service and the creation of an ecosystem of world class partners. The SUSE Business collaborates with these partners and Open Source communities across the industry and around the world to innovate, adapt and secure Open Source technologies and create robust solutions for the world's most compute-intensive and data intensive IT environments across physical, virtual, containerised and Cloud platforms.

Today, thousands of customers around the world rely on these Open Source solutions from the SUSE Business. These solutions range from enterprise Linux to OpenStack private Cloud, software defined distributed storage, Kubernetes container management and Cloud Foundry Platform as a Service - all combined with comprehensive management capabilities.

The Directors believe that a key driver of customer adoption of these solutions is the increasing pressure that organisations face to become more agile and economically efficient in order to achieve competitive advantage and growth. New technology adoption plays an increasingly key role in many industries in enabling enterprise businesses to achieve their growth objectives. The SUSE Business' solutions and services support this process by enabling customers to effectively utilise new Open Source infrastructure software technologies and innovations to fuel their digital transformation.

The Directors believe that the SUSE Business' truly open, Open Source solutions, flexible business practices, lack of enforced vendor lock-in and exceptional service are more critical to customer organisations than ever before. By meeting these market demands, the SUSE Business has created a cycle of success, momentum and continued profitable growth.

The SUSE Business operates in over 40 countries worldwide, including in the US, Germany and China. As at 30 April 2018 the headcount dedicated to the SUSE Business was 1,325. Nils Brauckmann, the Chief Executive Officer of the SUSE Business, together with the key SUSE Business management team, will transfer with the business on Completion and at Completion Nils Brauckmann will step down from the Micro Focus Board.

As at 30 April 2018 the SUSE Business had gross assets of US$797.7 million.

Income statements of the SUSE Group for the 12 month periods ended 30 April 2016, 30 April 2017 and for the 6 month period ended 31 October 2017

	Year ended30 April 2016$ million	Year ended30 April 2017$ million	Six months ended31 October 2017$ million (unaudited)
Revenue	253.8	303.4	164.4
Directly managed costs	(145.1)	(178.6)	(98.6)
Allocation of centrally managed costs from Micro Focus	(28.9)	(26.2)	(16.0)
Total segment costs	(174.0)	(204.8)	(114.6)
Adjusted Operating Profit	79.8	98.7	49.8
Adjusted EBITDA	81.4	98.9	54.4
Notes:
1
Total segment costs exclude share-based payments and amortisation of purchased intangibles, which are not allocated between the SUSE Group and the Continuing Group. Adjusted operating costs also exclude exceptional costs.

2
No interest or tax allocation is performed for the purpose of the SUSE Group consolidation. As a result it is not possible to provide a meaningful allocation of the SUSE Group interest and tax charges for these periods.

5.   INFORMATION ON THE PURCHASER AND EQT

The Purchaser is a newly incorporated indirectly wholly-owned subsidiary of EQT, a leading private equity group founded in 1994 in Sweden, with offices in 14 countries across Europe, Asia and North America.

EQT invests in companies, sectors and regions where it has the specialist expertise to know it can make a genuine difference through the consistent application of the industrial approach and growth strategy. EQT has approximately 540 employees, of whom 330 are within the investment advisory teams. As at the date of this announcement, EQT had approximately €50 billion in raised capital across 27 different funds.

6.   USE OF PROCEEDS, FINANCIAL EFFECTS OF THE TRANSACTION AND DIVIDEND POLICY

It is the Board's intention to use the net cash proceeds, once received, in part to pay any tax arising from the Transaction and repay a proportion of the existing indebtedness of the Micro Focus Group (such amount to be determined as at Completion in accordance with the terms of Micro Focus' bank facilities). The remainder of the net proceeds shall, as determined by the Board, be invested and/or applied for general corporate purposes (including potentially financing acquisition opportunities that fulfil the Company's strategic objectives) and/or returned to Shareholders through whatever mechanism the Board may in its discretion determine at the relevant time.

The Continuing Group's earnings will be reduced from the date of Completion as a result of the Transaction. On a pro-forma basis for the HPE Merger, for the 12 months ended 31 October 2017, the SUSE Business generated 7.6% and 6.8% of the Micro Focus Group's revenue and Adjusted Operating Profit, respectively.

The Board intends to continue its stated dividend policy of paying an annual dividend that is approximately twice covered by the adjusted earnings of the Micro Focus Group.

DEFINITIONS

Adjusted EBITDA
Adjusted Operating Profit before depreciation of property, plant and equipment, amortisation of purchased software, foreign exchange gains or losses, and net capitalisation or amortisation of product development costs. During the six months ended 31 October 2017 the Micro Focus Group redefined its Adjusted EBITDA definition, which is now the only Adjusted EBITDA measure. Prior to this period, "Adjusted EBITDA" was previously reported as "Underlying Adjusted EBITDA"

Adjusted Operating Profit                                            the operating profit before exceptional items, share based compensation and amortisation of purchased intangibles

Board or Directors                                                        the board of directors of the Company from time to time

Business Day                                                                 a day (excluding Saturdays, Sundays and public holidays in England and Wales) on which banks generally are open for business in London for the transaction of normal banking business

Cloud                                                                             the deployment of IT infrastructure on a model that separates applications and/or data from the devices that access these applications or data. The intermediary between the access device and the application and/or data is either a network (public or private), or the internet

Company or Micro Focus                                            Micro Focus International plc

Completion                                                                   completion of the Transaction

Continuing Group                                                        the Company and its subsidiary undertakings with effect from Completion

Disclosure Guidance and Transparency Rules          the disclosure guidance and transparency rules made by the FCA under section 73A of FSMA, as amended from time to time

EU Market Abuse Regulation                                    Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse

Financial Conduct Authority or FCA                       the UK Financial Conduct Authority

FSMA                                                                          the Financial Services and Markets Act 2000, as amended

HPE Merger                                                               the merger of Micro Focus and the software division of Hewlett Packard Enterprise Company on 7 September 2017

Linux                                                                          a version of Unix that is made available under the free and Open Source development and distribution model

Listing Rules                                                             the Listing Rules of the FCA

Micro Focus Group                                                   the Company and its subsidiaries and subsidiary undertakings from time to time

Open Source                                                              the practice of making software source code freely available in the public domain to software engineers for modification or distribution

Ordinary Shares                                                        ordinary shares of 10 pence in each in the capital of the Company

Prospectus Rules                                                       the Prospectus Rules of the FCA

Purchaser                                                                   Blitz 18-679 GmbH

Sellers                                                                        SUSE Holdings LLC, Novell Cayman Software Unlimited Company and Micro Focus Software Inc.

Separation                                                                  the separation of the SUSE Business from the Micro Focus Group in accordance with the terms and conditions of the Transaction Agreement

Shareholder                                                                a holder of Ordinary Shares

SUSE Business                                                           the SUSE business segment of the Micro Focus Group, which is to be transferred to (or continuing by, as applicable) the members of the SUSE Group, in accordance with the terms and conditions of the Transaction Agreement, prior to Completion

SUSE Group                                                               the Transferring Companies and their subsidiary undertakings that will make up the SUSE Business

Transaction                                                                  the proposed disposal by the Sellers of the SUSE Business to the Purchaser on the terms and subject to the conditions set out in the Transaction Agreement

Transaction Agreement                                              the Transaction Agreement dated 1 July 2018 between Micro Focus, the Sellers and the Purchaser and setting out the terms and conditions of the Transaction

Transferring Companies                                             SUSE International Holdings GmbH, SUSE GmbH and SUSE LLC

Transitional Services Agreement                                the transitional services agreement to be entered into between Micro Focus and the Purchaser at Completion, pursuant to which Micro Focus will provide certain services to the Purchaser on a transitional basis

  1 NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 02 July 2018

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer

1

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